October 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Michael Purcell

Mr. Kevin Dougherty

Mr. John Coleman

Ms. Joanna Lam

Mr. Craig Arakawa

Re:	Brazil Potash Corp.

Amendment No. 2 to Registration Statement on Form F-1

File No. 333-281663

Ladies and Gentlemen:

This letter is submitted on behalf of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), filed with the Commission on September 30, 2024 (“Amendment No. 1”), as set forth in the Commission’s letter dated October 16, 2024 addressed to Mr. Matthew Simpson, Chief Executive Officer and a Director of the Company (the “Comment Letter”). The Company is concurrently filing with the Commission, electronically via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments and updates to certain other disclosures.

The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations.

The Company respectfully advises the Staff that the Company also intends to register the initial public offering of its Common Shares (as contemplated under the Registration Statement) in Canada by filing a Canadian base PREP prospectus in all provinces and territories of Canada, except Quebec, and in connection with such Canadian registration, the Company has filed a preliminary Canadian base PREP prospectus, dated as of September 27, 2024, in each of the provinces and territories of Canada, except Quebec, with the Ontario Securities Commission, as principal regulator. In connection with the filing of Amendment No. 2 by the Company with the Commission, the Company also plans to file an amended and restated preliminary Canadian base PREP prospectus, which will include Amendment No. 2, in each of the provinces and territories of Canada, except Quebec, with the Ontario Securities Commission, as principal regulator, on or about the date hereof.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment in boldfaced print. Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 1, and page references in the Company’s responses refer to Amendment No. 2.

U.S. Securities and Exchange Commission

October 23, 2024

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Autazes Project..., page 32

1.

We note your response to prior comment 4. Please revise your disclosure to detail whether the Company has begun the proceedings with the applicable Brazilian governmental agencies to acquire the ownerships of the 24 properties. If so, please provide any status updates to these applications and proceedings.

The Company respectfully advises the Staff that as of the date hereof, the Company is still in the planning stages and has not yet commenced administrative land regularization proceedings with applicable Brazilian governmental agencies to acquire ownership of the 24 properties. Accordingly, the Company has revised the disclosure in “Prospectus Summary—Description of our Mineral Property” (page 2), “Risk Factors—Risks Related to Mining—The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Autazes Project could adversely impact our development of the Autazes Project” (page 32), and “Description of the Autazes Project and the Autazes Property—Ownership of Land” (page 122) to disclose that the Company has not yet commenced administrative land regularization proceedings with applicable Brazilian governmental agencies to acquire ownership of the 24 properties.

3. Material Accounting Policies

(e) Exploration and evaluation assets, page F-10

2.

We note your response to prior comment 10 indicates that you believe that the definitions of economic viability and commercial viability are not the same and that the assessment of commercial viability includes consideration of whether the entity has adequate financial resources to proceed with development activities. Please further explain why you believe the meanings of the terms “commercial viability” and “economic viability” are not aligned and why the existing financial resources of the company should be factored into the assessment of commercial viability under IFRS6. In this regard, we note that your declaration of reserves based on a prefeasibility study demonstrates that the extraction of mineral resources would be economically viable. Please cite any authoritative literature that supports your view.

The Staff’s comment is duly noted, and following further consideration, the Company respectfully advises the Staff that the Company considers the definitions of “economic viability” and “commercial viability” to be aligned. Per the IFRS Discussion Group, Report on the Public Meeting, September 13, 2014, the term “economic viability” that is used in the CIM Best Practice Guidelines (which makes reference to the requirements in Canadian National Instrument NI 43-101—Standards of Disclosure for Mineral Projects), and the term “commercial viability” as used in IFRS 6, are considered to have a similar meaning.

IFRS 6 does not prescribe criteria for demonstrating the technical feasibility and commercial viability of extracting a mineral resource, and as such, the Company’s management must use its judgment in applying the Company’s accounting policies and identifying appropriate criteria for demonstrating the technical feasibility and commercial viability of the Autazes Project.

U.S. Securities and Exchange Commission

October 23, 2024

In guidance provided in CPA Canada Viewpoints: Applying IFRSs in the Mining Industry, Determining Technical Feasibility and Commercial Viability, consideration of the following various factors should be used in determining the technical feasibility and commercial viability of a mining project:

In determining the technical feasibility of a mining project, consideration should be given to:

•	establishment of resources and/or reserves;

•	results of a completed feasibility study or other appropriate studies, such as a prefeasibility study;

•	existence of barriers that might prevent the project from proceeding (e.g., legal, environmental, social, and/or governmental issues); and

•	status of environmental and mining permits, as well as land surface rights and mineral access rights.

In determining the commercial viability of a mining project, consideration should be given to:

•

results of a completed feasibility study or other appropriate studies, such as a prefeasibility study, to determine whether the mineral project can be mined to generate a reasonable return on investment for the risk undertaken;

•	existence of markets or long-term contracts for the product; and

•	approval by the company’s management and/or board of directors to proceed to development and construction.

The Company’s management believes that, based on the above criteria, as of June 30, 2024 (the date of the latest financial statements included in the Registration Statement), the technical feasibility and commercial viability of the Autazes Project had still not been established, since there were still barriers that prevented the project from proceeding, such as the fact that the Company did not have all the Construction Licenses needed for construction of the mine at the Autazes Project at such time. As of June 30, 2024, the Company still needed to obtain 12 Construction Licenses that were required in order to start construction of the Autazes Project.

Additionally, the Company’s prefeasibility study suggests that the Autazes Project is technically feasible and commercially viable, but only if all licenses and permits required for the development and construction of the Autazes Project are obtained, and there is sufficient funding to develop the project. Without sufficient funds, the Autazes Project cannot be mined to generate a reasonable return on investment for the risk undertaken. In addition, the Company would not begin development and construction of the Autazes Project without first completing a feasibility study and/or front-end engineering design on the Autazes Project to further reduce the technical and economic risks of the project.

Furthermore, the approval of the Company’s board of directors to proceed with further development and the construction of the Autazes Project would only occur once a feasibility study and/or front-end engineering design is completed, and the board of directors is certain that the Company has sufficient funding to advance the project.

U.S. Securities and Exchange Commission

October 23, 2024

In determining the applicable stage of the Company, Company management must make an assessment as to whether the technical feasibility and commercial viability of extracting the mineral resources are demonstrable. Company management considers several factors and items, including technical studies performed by experts and consultants, and the status of licenses and permits in order to make this assessment. In the judgement of Company management, as of the June 30, 2024, the Company was in the exploration and evaluation stage, based on several factors, including that the Company (i) did not yet have all of the Construction Licenses required for the construction of the Autazes Project at such time, and (ii) still needs to complete a feasibility study and/or front-end engineering design, which is typically required in order to secure debt financing for the construction of the project.

3.

In your response to comment 10 you list “pre-operation development activities” you will conduct before assessing the project as commercially viable under IFRS6. Tell us how these activities are consistent with costs eligible to be capitalized under paragraph 9 of IFRS6, explaining how these expenditures are associated with finding specific mineral resources.

The Company respectfully advises the Staff that, in order to demonstrate the technical feasibility and commercial viability of the Autazes Project, as well as to maintain compliance with the Company’s Construction Licenses, the additional pre-development activities that the Company will need to undertake include, but are not limited to, additional permitting activities, commissioning additional technical studies, conducting additional consultations with various experts, and completing a feasibility study and/or front-end engineering design to reduce the technical and economic risk of the Autazes Project, which is typically required in order to secure debt financing for the construction of the project. The Company’s management believes that the expenses related to these pre-development activities are eligible to be capitalized, based on paragraph 9(f) of IFRS 6, which states, “activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource”.

When a feasibility study and/or front-end engineering design is completed and the Company’s board of directors has approved the decision to proceed with further development and the construction of the Autazes Project, the incurred expenditures related to exploration and evaluation will be tested for impairment and reclassified as development costs, and the incurred expenditures related to development and construction will be capitalized as construction-in-progress and classified as a component of property, plant and equipment.

The Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies; Estimates—Exploration and Evaluation Assets” (pages 72–73), and “Note 3. Material accounting policies—(e) Exploration and evaluation assets” in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 (page F-10), to include additional disclosure regarding when the Company will perform the assessment to reclassify its exploration and evaluation expenditures. The Company has also included additional disclosure in “Note 4. Use of estimates and judgements—(v) Reclassification from exploration and evaluation to development costs” in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 (page F-14).

U.S. Securities and Exchange Commission

October 23, 2024

Exhibits

4.

We note your response to prior comment 11, and we re-issue in part. You revised your prospectus to disclose that you interpret the forum selection clauses in your bylaws to be limited to the specified actions and proceedings and to not apply to any claims arising under the Securities Act or the Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in Exhibit 3.2 states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Staff’s comment is duly noted. The Company hereby undertakes to the Staff that it will include disclosure regarding the forum selection provisions, and its view that such provisions do not apply to any claims or actions arising under the Securities Act or the Exchange Act, substantially similar to the language contained in the Registration Statement, in each of its future annual reports on Form 20-F and registration statements for offerings of equity securities that it will file with the Commission.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact me at (954) 768-8221; distefanor@gtlaw.com, or William Wong at (310) 586-7858; wongw@gtlaw.com.

Sincerely,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano, Esq.

cc:	Matthew Simpson, Chief Executive Officer, Brazil Potash Corp.

Ryan Ptolemy, Chief Financial Officer, Brazil Potash Corp.

William Wong, Esq., Greenberg Traurig, LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

Daniel A. O’Shea, Esq., Sidley Austin LLP